SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                    FORM 15


  Certificate of Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Section 13 and 15(d) of the Securities Exchange Act of 1934


                   Commission File Number:         000-11704


                        COMPUTER IDENTICS CORPORATION
            (Exact name of registrant as specified in its charter)

              5 Shawmut Road, Canton, MA 02021 - (617) 821-0830
            (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                        Common Stock, $.10 par value
          (Title of each class of securities covered by this Form)

                                   None
           (Titles of all other classes of securities for which
      a duty to file reports under Section 13(a) or 15(d) remains)

     Please place and X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

     Rule 12g-4(a)(1)(i)  [X]      Rule 12h-3(b)(1)(ii) [ ]
     Rule 12g-4(a)(1)(ii) [ ]      Rule 12h-3(b)(2)(i)  [ ]
     Rule 12g-4(a)(2)(i)  [ ]      Rule 12h-3(b)(2)(ii) [ ]
     Rule 12g-4(a)(2)(ii) [ ]      Rule 15d-6      [ ]
     Rule 12h-3(b)(1)(i)  [ ]


     Approximate number of holders of record as of the certification or
     notice date:    455


     Pursuant to the requirements of the Securities Exchange Act of 1934 Computer Identics Corporation has caused this certification/ notice to be signed on its behalf by the undersigned duly authorized person.


Date:  October 25, 1996            By: /s/Pat V. Costa
                                   Name:   Pat V. Costa
                                   Title:  Director